EXHIBIT 3.2

Amendment to Bylaws

Amendment to Bylaws

Article IV of the Bylaws of People’s United Financial, Inc. has been amended, effective December 20, 2012, by revising Section 4 thereof to read as follows:

SECTION 4. AGE LIMITATION OF DIRECTORS. With the exception of the Chairman of the Board, a director shall retire from service as a director of the Corporation at the expiration of the term of office during which such Director has reached the age of seventy-six. The Chairman of the Board shall retire from service as a director of the Corporation at the expiration of the term of office during which the Chairman of the Board reaches the age of eighty.

A complete copy of the Bylaws, reflecting the foregoing amendment, will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending December 31, 2012.